

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2016

Via E-mail
Andrew M. Freedman
Olshan Frome Wolosky LLP
65 East 55th Street
New York, NY 10022

> **Re: Depomed, Inc.**
> **Revised Preliminary Proxy Statement filed on Schedule 14A filed by**
> **Starboard Value LP, et al.**
> **Filed on August 15, 2016**
> **File No. 001-13111**

Dear Mr. Freedman:

We have reviewed the above-captioned filing and have the following comments.

General

1. Please tell us what consideration have you given to including language similar to that of the last two sentences on the penultimate paragraph on page 2 on the proxy card.

Background and Past Contracts, page 7

2. It has come to our attention that company's counsel sent you an email indicating that Depomed would provide a one-time waiver to not set a new Request Record Date. Please revise your disclosure accordingly.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792.

Sincerely,

/s/ Jennifer López

Jennifer López
Attorney Adviser
Office of Mergers & Acquisitions